Unknown;

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of October 2002.
Total number of pages: 55.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Page Number

Correction to Our Release of October 29,2002 Regarding the        3

Revision of consolidated and non-consolidated financial

 forecasts for the year ending March 31,2003 (JapaneseGAAP)

Press release of October 29, 2002 regarding the revision of           5

consolidated and non-consolidated financial forecasts for the year ending March 31,2003 (JapaneseGAAP)

Press release of October 29, 2002 regarding Interim Financial      7

      Statements results for the six months ended

      September 30, 2002 (Japanese GAAP)

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FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

Released on October 30, 2002, in Kyoto, Japan

Correction to Our Release of October 29, 2002

We have discovered that our earnings release published yesterday contained several typographical errors that should be corrected as indicated below.

1.

The percentage change in our forecasted net income was originally presented in the following table as (24.7%).  The correct percentage change in our forecasted net income is (11.0%).  Accordingly, the table should be revised as follows:

Revised non-consolidated financial forecast for the year ending March 31, 2003

(Japanese GAAP).

(From April 1, 2002 to March 31, 2003)                          (millions of yen)

Year ending March 31, 2003	Year ended March 31, 2002
	Revised forecasts	Previous forecasts (As of May 7, 2002)	change
Net sales	130,000	130,000	-%	124,884
Operating income	4,500	4,500	-%	4,100
Recurring income	9,500	7,500	(21.1%)	11,242
Net income	7,300	6,500	(11.0%)	7,316

2.

Our release incorrectly stated that we lowered our forecast for net income by  1, 800 million to  6,500 million when we actually lowered our forecast for net income by only  800 million. Accordingly, our business forecast for the year ending March 31, 2003 should be presented as follows:

Business forecast for the year ending March 31, 2003

Non-Consolidated (April 2002 – March 2003)

Net sales:  130,000 million (Forecast announced on May 7 remains unchanged)

Operating income:  4,500 million (Forecast announced on May 7 remains unchanged)

Recurring income:  7,500 million (A  2,000 million decrease from the May 7 forecast)

Net income:  6,500 million (A  800 million decrease from the May 7 forecast)

3.

Our discussion in the second paragraph on page 12 under the section “3. BUSINESS RESULTS AND FINANCIAL POSITION” incorrectly stated that recurring income increased to “ 4,033 billion” and that that sales and administrative costs increased by “ 800 billion.”  Both of these amounts should have been stated in millions (i.e., the correct numbers are “ 4,033 million and  800 million.

4.

Our discussion in the second paragraph under the section “2) Business forecast for the year ending March 31, 2003” on page 12 stated: “Furthermore, we hope to achieve growth through expanded sales of other precision small motors continue sales in new fast-growing markets.”  The words “continue sales” should have been deleted from this sentence so that it reads, “Furthermore, we hope to achieve growth through expanded sales of other precision small motors in new, fast-growing markets.”

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 29, 2002, in Kyoto, Japan

NIDEC CORPORATION TO REVISE CONSOLIDATED AND NON-CONSOLIDATED  FINANCIAL FORECASTS FOR THE YEAR ENDING MARCH 31, 2003

(JAPANESE GAAP)

Nidec Corporation today announces that it is revising its consolidated and non-consolidated financial forecasts for the year ending March 31, 2003 as shown below.

1.

Revised consolidated financial forecasts for the year ending March 31, 2003

  (Japanese GAAP).

 (From April 1, 2002 to March 31, 2003)                           (millions of yen)

Year ending March 31, 2003	Year ended March 31, 2002
	Revised forecasts	Previous forecasts (As of May 7, 2002)	Change

Net sales	310,000	310,000	-%	281,069
Operating income	210,00	21,000	-%	16,206
Recurring income	20,000	17,500	(12.5%)	17,658
Net income	10,000	8,500	(15.0%)	6,461

2.

Revised non-consolidated financial forecasts for the year ending March 31, 2003

  (Japanese GAAP).

(From April 1, 2002 to March 31, 2003)                          (millions of yen)

Year ending March 31, 2003	Year ended March 31, 2002
	Revised forecasts	Previous forecasts (As of May 7, 2002)	Change
Net sales	130,000	130,000	-%	124,884
Operating income	4,500	4,500	-%	4,100
Recurring income	9,500	7,500	(21.1%)	11,242
Net income	7,300	6,500	(11.0%)	7,316

3.Reasons for revision

Business prospect for the second half of the year ending March 31, 2003 remains unforeseeable. Economic measures injected by major countries in the world may be part of the key determinants. China, armed with international price competitiveness and overwhelming supply capability, must be another leading element that its potentially robust domestic demand could shake the global market in many respects.

Given such a challenging environment, Nidec is poised to ride the wave of technological innovations on the motor front despite the widespread uncertainties over IT-related markets. One of our focuses is on further cost cutting and productivity enhancement in FDB motor production, in hope of placing it on the right track of mass production to see if it takes a dominant part of Nidec’s overall production. Furthermore, other precision small motors continue to grow its sales in new fast- growing markets. Business of precision parts and auto-parts are also steadily on the rise despite today’s adverse environment. A decrease in sales of capital investment related equipment, represented by Mid-size motors and system devices, is expected to revive with a possible resurgence of demand. We are in the process of consolidating our administrative structure to maximize chances to grab every possible crucial moment of growth. At present, due to an on-going severe business environment, the prospect of net sales and operating income will not be defined.

Recurring income is modified based on the actual results of the six-month period ended September 30, 2002.

Forward Looking Statements:

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

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FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

(FROM APRIL 1, 2002 TO SEPTEMBER 30, 2002)

CONSOLIDATED

Released on October 29, 2002

55

NIDEC CORPORATION

Date of Directors’ meeting for interim financial results: October 29, 2002

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1.

Selected Consolidated Financial Performance (from April 1, 2002 to September 30, 2002)

(1) Consolidated Financial Results

Japanese yen (Millions except per share amounts)
Six months ended September 30,	Year ended March 31,
	2002	2001	2002
Net sales	146,724	135,174	281,069
Percent change from the previous period	8.5%	37.7%
Operating income	10,333	6,190	16,206
Percent change from the previous period	66.9%	(10.4%)
Recurring profit	6,322	5,041	17,658
Percent change from the previous period	25.4%	(23.4%)
Net income	2,616	1,014	6,461
Percent change from the previous period	158%	(71.6%)
Net income per share, primary	41.17	15.96	101.67
Net income per share, diluted	39.40	15.57	97.09

NotesF

1.

Equity in earnings (loss) of affiliates:

(72) million yen for the six month ended September 30, 2002

(156) million yen for the six month ended September 30, 2001

(227) million yen for the year ended March 31, 2002

2.

Average number of shares issued and outstanding (consolidated):

63,565,630 shares for the six months ended September 30, 2002

63,551,749 shares for the six months ended September 30, 2001

63,555,178 shares for the year ended March 31, 2002

3.

Change in accounting method: N/A

4.

Percentage changes of net sales, operating income and net income are indicated in comparison with the same previous period.

55

(2) Consolidated Financial Position

Japanese yen (Millions except per share amounts)
September 30,	March 31,
	2002	2001	2002
Total assets	295,128	283,392	299,013
Shareholders’ equity	88,212	80,424	89,551
Shareholders’ equity to total assets	29.9%	28.4%	29.9%
Shareholders’ equity per share	1,387.74	1,265.47	1,408.87

Note:

Number of shares issued and outstanding (consolidated):

63,565,971 shares at September 30, 2002

63,552,720 shares at September 30, 2001

63,562,481 shares at March 31, 2002

(3)

Consolidated Results of Cash Flows

Japanese yen (Millions except per share amounts)
September 30	March 31
	2002	2001	2002
Net cash provided by operating activities	11,751	3,152	28,758
Net cash used in investing activities	(14,246)	(12,457)	(25,155)
Net cash used in or provided by financing activities	(1,590)	(2,099)	(3,664)
Cash and cash equivalents at end of period	47,560	40,372	53,586

(4)

Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 51

Number of non-consolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 5

(5)

Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 5

Number of companies excluded from consolidation: 2

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from accounting by the equity method: 0

(6)

Forecast of Consolidated Financial Performance (For the year ending March 31, 2003 )

Japanese yen (Millions except per share amounts)
Net sales	310,000
Operating income	21,000
Recurring profit	17,500
Net income	8,500
Net income per share	133.72

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”) and 51 consolidated subsidiaries, with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and power supplies and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business. Currently, there are also ten non-consolidated subsidiaries and five equity-method affiliates.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

55

Business Segment	Manufacturing/Sales	Product	Principal Companies
Small precision motors	Manufacturing	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec High-Tech Motor (Thailand) Co., Ltd.

		Small precision fans	Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Co., Ltd.
		Vibration motors	Nidec Copal Corporation, Nidec Copal (Vietnam) Co., Ltd.
Parts and material

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation

	Sales (Domestic)		Nidec Corporation, Nidec Copal Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Taiwan Corporation

Business Segment	Manufacturing/Sales	Product	Principal Companies
Mid-size motors	Manufacturing	Office automation equipment and home appliances	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
		Automobiles	Nidec Corporation
		Industrial use	Nidec Power Motor Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
Machinery and power supplies*.(1)	Manufacturing	High-speed press machines	Nidec-Shimpo Corporation
		Factory automation equipment	Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
		Power supplies	* Nidec America Corporation (1)
	Sales (Domestic)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
Sales (Overseas)

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, * Nidec America Corporation(1), Nidec Electronics Gmbh, Nidec Singapore Pte. Ltd., Nidec (H.K.) Corporation

Other	Manufacturing and sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
	Manufacturing	Automobile parts	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
		Electronic parts	Nidec Copal Electronics Corporation
		Optical parts	Nidec Copal Corporation, Nidec Copal (Thailand) Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd.
	International	Parts and material	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd.
	Other services	Service	Nidec Total Service Corporation

Notes: *(1) Nidec America Corporation sold its Power Supply division to Ault Incorporated on July 14, 2002.

           *(2)Nidec Electronics Corporation was merged into Nidec Corporation on April 1,2002.

2.

55

MANAGEMENT POLICIES

1)  Management Policies

Nidec continues to expand its operations based on a special management style that focuses on the production of ”turning and moving” products centered around revolutionary drive technology.

Nidec and its group companies are determined to achieve high growth, high share prices and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Profit Distribution Policies

From the viewpoint that the company is owned by the shareholders, Nidec is intent on demonstrating its ability to respond to a more challenging business environment by producing results that maximize shareholder value. With the philosophy of pursuing challenge, Nidec’s plan is not only to maintain stable dividends, but also to increase its dividend payout ratio to 30% subject to future earnings and financial condition.

Reserves are continually being used to strengthen management structure and for business expansion to enhance profitability.

We have decided to pay interim dividends in the amount of  10 per share for the six-month period ended September 30, 2002.

3) Goals

Nidec’s primary goal is to reach group sales of  1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec.

Nidec has the firm belief that growth must generate high profitability, and is working to achieve a 15% return on equity. However, to accomplish such an objective on a consolidated basis, Nidec realizes that its core businesses must attain a higher profitability ratio. Expansion into new areas of business and the development of new products will also support future growth.

4) Mid- to Long-Term Management Strategy

1.

Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and products, while expanding its existing product lineup of micro motors and mid-size motors for home appliances, industrial use and automobiles.

2.

With regard to HDD motors, by increasing its ability to mass produce fluid dynamic bearing (FDB) motors, Nidec will further heighten its competitive edge in the market through the development of next generation products.

3.

While maintaining a high share of the markets for precision parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec is determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies, Nidec intends to create new markets and continue to develop high growth businesses.

5) Challenges and issues

1. Nidec realizes the importance of a continuing improvement of its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. As a company listed on the New York Stock Exchange, Nidec must comply with the Sarbanes-Oxley Act of 2002 (the “Act”) and, as such,  Nidec is working to implement internal controls and procedures and other measures required by the Act in a manner that is consistent with local Japanese law and regulations.

2. Nidec views the recent prolonged economic downturn as presenting an opportunity to progress with new change. For the purpose of facilitating the growth of the company and making provisions for the future, Nidec has implemented what it calls the “New 3 Strategy” which focuses on developing new products, penetrating new markets, and winning new customers.

3. Nidec is making an effort to reduce costs and increase profitability including expanding its overseas production and shifting from outsourcing to an internal production system. Nidec has rapidly expanded the production of mid-size motors and electronic parts within China, and also has continued to transfer its production base of automobile parts to Vietnam. Such initiatives have already been leading to positive results.

4. The development of China’s economy is increasingly perceived as having the potential to make China a world leader in terms of economic growth in the early 21 century. To keep up with the tide, our major customers are expanding their manufacturing facilities into the Chinese market. In addition, China’s potential growth in domestic demand is becoming a magnet for businesses from all over the world. Ever since Nidec’s establishment, “Made in the Market” has been Nidec’s basic policy, which encourages the manufacture of high-quality products close to our customers’ facilities and to provide our customers a fast service regardless of contingencies. Under the policy, Nidec continues to expedite the expansion of manufacturing facilities in China efficiently on a group-wide scale. In addition to the Dalian facility in Liaoning Province, northern China, Nidec is  fostering production capabilities at facilities in Dongguan city in Guandong Province, southern China, and at Pinghu city in Zhejian Province, central China. Among these locations, Pinghu City deserves a special attention for its central role as the cornerstone of Nidec’s business strategy in China. Nidec’s group-wide production capabilities are converging in the city of Pinghu, constituting what we call the “Nidec Industrial Zone.”

6) Measures to Improve Business Management Structure

Nidec is aiming to decentralize its business management structure, delegating managerial responsibility to subdivisions (business enterprise segments) with the goal of increasing the speed of decision making. Correspondingly, our group companies are taking similar steps with an aim to improve our consolidated results.

Nidec has been introducing measures to improve corporate governance. For example, in order to increase clarity and transparency of financial reporting, Nidec has been planning to disclose its financial results on a quarterly basis and to engage in more frequent IR activities. Also, shareholders’ meetings have become more open by hosting informal and candid discussions and allowing reporters to sit in. Along with our effort to improve the active disclosure of information to foreign investors in connection with its listing in New York Stock Exchange, Nidec hopes to increase the level of domestic disclosure. Through this effort, Nidec will institute comprehensive information disclosure in the years to come. In addition to disclosure, issues such as risk control and compliance have come under the public spotlight today as one of the crucial factors governing corporate management. Nidec’s traditional approach to these issues has been the establishment of a coherent system in which major management risks are discussed in regular meetings at each management level. The legal department and accounting department of Nidec have also taken steps to deal with these issues. As a whole, Nidec is on its way to refining its existing structure to provide enhanced transparency and responsibility.

55

3. BUSINESS RESULTS AND FINANCIAL POSITION

1) Overview

Fiscal 2002 began with an expectation of U.S. economic recovery. The initial sign of slow but steady turnaround seen at the beginning of the fiscal year immediately diminished with subsequent downturns. The global economic picture today appears to be increasingly negative. Another contributing drawback is a series of recent accounting scandals involving major U.S. corporations that dampened prospects for economic recovery against the background of deflationary concerns regarding the U.S. and E.U. markets. The Japanese economy also suffering from an accelerated deflationary spiral without specific governmental measures to revive the economy. Due to such a harsh business environment, the information and communication industry has stagnated with a need for repeated inventory adjustments slower than expected given the absence of any real rise in mind demand. With respect to 3.5-inch hard disk drive (“HDDs”), the shift to FDB motors has been somewhat slower than expected because of difficulties adapting the technology to high-storage HDDs that use magnetic heads. On the other hand, demand for motors used in HDDs and DVD players that use optical drives has been relatively strong and demand has continued for products in growth markets such as video game consoles and CPU cooling fans. The market for shutters, automobile parts and related products also remain strong. In contrast, the demand for mid-size motors used in home appliances and industrial equipment, as well as the parts business which is heavily dependent on capital investment-related needs, has continued to suffer from a drop in both domestic and international demand.

Consolidated Results

 On a year-to-year basis, consolidated financial results for the six months ended September 30, 2002 recorded increases of 8.5% in net sales, 66.9% in operating income and 158.0% in net income. Net sales and operating income exceeded our initial forecasts at the beginning of this fiscal year. This increase resulted from sales of DC motors used in non-HDD applications, such as shutters and fans, which more than offset the effects of the slower-than-expected shift to FDB technology, the yen’s appreciation and the slump in capital investment-related demand. However, recurring income and consolidated net income failed to meet forecasts due to devaluation losses from foreign currency transactions resulting from the appreciation of the yen, which resulted in losses of approximately  3,300 million.

Consolidated Results

Total consolidated net sales increased approximately  11,500 million, or 8.5%, over the six-month period ended September 30, 2001, to  146,724 million, for the six-month ended September 30, 2002. Total consolidated operating income increased  4,100 million, or 66.9%, over the six-month period ended September 30, 2001, to  10,333 million, for the six months ended September 30, 2002. Operating income amounted to  12,000 million including the depreciation costs of amortization of goodwill of  1,651 million. This increase of  4,100 million in operating income was comprised of an increase of  3,370 million generated from the continuing businesses based on core motor business and an increase of  770 million from our newly consolidated companies. This increase resulted from enhanced productivity in the production of HDD motors, which led to consistent cost reduction from the mass production of FDB motors as well as improved profitability due to the expanded production and sales of DC motors for DVD, CD-R/RW and fan motors. In contrast, the level of activity at our newly consolidated companies fell due to a decline in orders for capital investment-related equipment and mid-size motors. Nevertheless we were able to realize profits as a result of reducing fixed cost and variable expenses as well as the contribution from sales of digital camera shutters and automobile parts.

Increase in operating profit from our small precision motor business:	3,230 million
Exchange gain from the weak yen:	140 million
Increase in operating income from machinery and other business of the newly consolidated companies:	770 million
Total	4,140 million

Recurring profit increased approximately  1,300 million, or 25%, to  6,322 million compared with the six-month period ended September 30, 2001. Although operating income increased  4,100 million from the six-month period ended September 30, 2001, other expenses also increased  2,800 million mainly due to increased exchange losses of  2,600 million.

Net income amounted to  2,616 million which increased by  1,600 million relative to the six months ended September 30, 2001. For each extraordinary gain and loss item, corporate tax and minority interests, the changes in comparison to the six months ended September 30, 2001 are as follows;

Increase in recurring profit.	1,280	million
Decrease in valuation losses including bank shares.	900	million
Increase in fix assets disposal related to business curtail.	(310)	million
Decrease in loss on reconstructing business of Nidec Potrans Corporation.	350	million
Increase in corporation tax burden.	(380)	million
Increase in minority interests.	(230)	million
Others.	(10)	million
Net total	1,600	million

Cash Flow

The balance of cash and cash equivalents decreased  6,026 million from the year ended March 31, 2002 to  47,560 million for the six months ended September 30, 2002.

Net cash provided by operating activities increased approximately  8,600 million from  3,152 million for the six months ended September 30, 2001, to  11,751 million for the six months ended September 30, 2002. The increase was mainly due to an increase of approximately  2,200 million in net income before income taxes and minority interests a decrease of approximately  2,900 million in corporate tax, an increase of approximately  2,200 million in depreciation and other allowances and  1,300 million as the net sum of accounts receivable, accounts payable and increase in inventories.

Net cash used in investing activities increased approximately  1,789 million during the six-month period ended September 30, 2001 to  14,246 million for the six-month period ended September 30, 2002, due to investments in tangible fixed assets for promoting new technologies such as FDB production.

 Net cash used in financing activities was  1,590 million for the six months ended September 30, 2002, of which approximately  650 million was used for loan repayment and approximately  950 million was used for dividend payments.

The following explains our results by business segment.

Business Segment

Net sales of small precision motors increased approximately  15,000 million, or 21.9%, over the six-month period ended September 30, 2001, to  83,604 million for the six-month period ended September 30, 2002. During the six-month period ended September 30, 2002, sales of motors for HDD increased 16.9%, to approximately  47,221 million, as unit sales increased 20.5%. Yen-based unit price decreased by approximately 3%. Because the yen exchange rate for the six months ended September 30, 2002, dropped by less than 1% against the US dollar during the same period. The U.S. dollar-based unit prices also were deemed to decrease by approximately 4%.

Net sales of other DC motors, including CD-R/RW, DVD, rose 37.2% compared with the six months ended September 30, 2001, to  12,308 million, surpassing the rate of increase in HDD motor sales. Furthermore, unit sales increased at even a higher rate of approximately 56% while the average unit price fell 12%, which also reflects the effects of a change in the composition of sales with a greater percentage of low-end products. Since the outstanding sales increase that occurred during the three-month period ended December 31, 2001, our sales results have remained relatively stable.

Net sales of fan motors increased by 42.8%, to  15,540 million compared with the same period of the previous year, mainly due to increased demand for fan motors used in microprocessor cooling units and video game consoles.

Net sales of other small precision motors amounted to  8,536 million for the six months ended September 30, 2002, demonstrating a slight increase relative to the same period of the previous year, primarily due to sluggish growth in sales of brushed DC motors and Nidec Copal’s vibration motors used in mobile phones. Operating income in this segment increased 53.3%, or  9,090 million, due to favorable demand for various motors and an increased manufacturing efficiency of FDB Motors and the fact that FDB related R&D and production start up costs have passed the peak.

Net sales of mid-size motors increased by approximately 3.6%, or  650 million, over the six-month period ended September 30, 2001, to  18,960 million for the six months ended September 30, 2002. This increase was due to the fact that sales of Nidec’s motors for automobiles increased  2,300 million which offset a decline of  1,600 million in motor sales for industrial machines manufactured by Nidec Shibaura and Nidec Power Motor, Operating loss in this segment amounted to  213 million. As for this segment, we are now focusing on the development of new products and new markets for automobile parts, home electric appliances, and industrial machines. We are working to move this segment into the black by shifting production to China.

Net sales of machinery and power supplies dropped a significant 17%, or approximately  3,300 million, over the six-month period ended September 30, 2001, to  15,571 million for the six months ended September 30, 2002,  1,200 million of which is attributable to a decline in power supply business, which forced us Nidec to pull out of this particular market in the US and Japan. The pullout resulted in a decrease of losses in this segment. Each subsidiary related to machinery business attempted to respond to sluggish business conditions and improve operations mainly by implementing cost cuts. Operating income for this segment amounted to  936 million, a significant increase of 176% relative to the same period of the previous year.

Net sales for other segments decreased 3%, or slightly in excess of  800 million, over the six-month period ended September 30, 2001, to approximately  28,588 million for the six months ended September 30, 2002. Performance of this segment roughly falls into two opposing sides according to product types. Precision components, such as shutters for digital cameras produced by Nidec Copal, and automobile parts produced by Nidec Tosok, contributed to healthy revenue growth of approximately  2,700 million. On the other hand, pivot assemblies produced by Nidec Singapore and electronic components produced by Nidec Copal Electronics had sluggish growth. Operating income for this segment amounted to  2,112 million, an increase of 23% compared with the six-month period ended September 30, 2002, largely due to increased revenue from companies such as Nidec Copal and Nidec Tosok.

Non-Consolidated Results

Non-consolidated results demonstrated an increase in both sales and profit, beyond our expectations. Net sales increased  12,950 million, or 24.3%, over the six-month period ended September 30, 2001, to  66,153 million for the six months ended September 30, 2002. With respect to net sales by business segment, net sales of small precision motors increased  11,800 million, or approximately 24%, over the six month period ended September 30, 2001, to  60,703 million for the six months ended September 30, 2002. Net sales of mid-size motors increased  2,300 million, or approximately 90%, over the six-month period ended September 30, 2001, to  4,790 million for the six months ended September 30, 2002. An aggregate increase in net sales of small precision motors was due to increases of  4,200 million in net sales of motors for HDD,  3,200 million in net sales of other DC motors for CD-R/RW and DVD,  3,600 million in net sales of fan motors, and  700 million in net sales of other small precision motors.

Operating income increased approximately  1,600 million, or 280%, over the six-month period ended September 30, 2001, to  2,483 million for the six months ended September 30, 2002. Recurring income increased  200 million, or 6%, to  4,033 million. The increase of  1,600 million in operating income was comprised of a  1,200 million increase in sales, an additional  1,200 million increases in profitability due to the reduction of FDB-related expenses and an increase of approximately  800 million in sales and administrative costs. The increase in recurring profit shrank significantly to approximately  200 million as a result of an increase of  1,400 million in non-operating losses most of which were in the form of foreign currency transaction losses. Extraordinary income and loss improved by a little under  900 million for the six months ended September 30, 2002, due to the absence of devaluation losses on investment securities and restructuring costs associated with our sale of losses from the revaluation of the power supply business of Nidec Potrans. Consequently, income before income taxes increased  1,100 million to  3,947 million. Net income increased  300 million, or approximate 12%, to  2,874 million.

2) Business forecast for the year ending March 31, 2003

Business prospects for the second half of the year ending March 31, 2003 remain unforeseeable. Economic politics pursued by major world economies may be a key determinant. China, with its international price competitiveness and overwhelming supply capability, will be another leading factor and its potential for growth in domestic demand could shake the global market in many respects.

Within such a challenging environment that is also marked by particular uncertainty with respect to IT markets, Nidec continues to respond with innovative changes in the area of motor technology. One of our focuses is on further cost cutting and productivity enhancement in FDB motor production, with an aim to making it a dominant part of Nidec’s overall production. Furthermore, we hope to achieve growth through expanded sales of other precision small motors continue in new fast-growing markets. Our precision parts and auto-parts businesses are also steadily on the rise despite today’s adverse environment. A decrease in sales of mid-size motors and systems equipment that is dependent on capital investment is expected to revive with a possible growth of demand. We are in the process of consolidating our administrative structure to maximize chances to take advantage of every possible opportunity for growth. At present, due to the on-going severe business environment, we are not able to update our forecasts for net sales and operating income.

We do, however, revise our forecast for Recurring income based on the actual results of the six-month period ended September 30, 2002.

Fiscal 2002 Forecasts

Consolidated (April 2002 – March 2003)

Net sales:  310,000 million (Forecast announced on May 7 remains unchanged)

Operating income:  21,000 million (Forecast announced on May 7 remains unchanged)

Recurring income:  17,500 million (A  2,500 million decrease from the May 7 forecast)

Net income:  8,500 million (A  1,500 million decrease from the May 7 forecast)

Non-Consolidated (April 2002 – March 2003)

Net sales:  130,000 million (Forecast announced on May 7 remains unchanged)

Operating income:  4,500 million (Forecast announced on May 7 remains unchanged)

Recurring income:  7,500 million (A  2,000 million decrease from the May 7 forecast)

Net income:  6,500 million (A  800 million decrease from the May 7 forecast)

* Note: Exchange rate used =  120.00/US$. Other exchange rates were adjusted in line with US$.

Forward Looking Statements:

This press release contains forward-looking statements, including earnings forecasts, sales targets and other statements relating to the current environment and forecasted growth in the HDD motor and other motor industries and other machinery, components and systems equipment industries, the launch of new products by Nidec, Nidec’s plans to reduce its cost structure, the strategy of expanding Nidec’s access to new markets, expansion and/or allocation of Nidec’s manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions including capital investment levels, fluctuation of currency exchange rates, overall supply and customer demand in the HDD motor industry; pricing trends and other competitive factors; changes in customer order patterns; success in new product development including fluid dynamic bearing motors; successful development and sale of mid-size motors for power steering; business conditions and growth in the personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec’s acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

55

4. CONSOLIDATED FINANCIAL STATEMENTS

1)

Consolidated Balance Sheets

Assets
Japanese yen (Millions)
September 30	September 30	March 31	Amount change
2002	2001	2002

55

	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	47,462		38,131		53,807		(6,345)
Notes and accounts receivable	76,535		77,658		77,276		(741)
Marketable securities	286		2,433		80		206
Inventories	24,176		29,070		24,957		(781)
Deferred income taxes	2,540		2,103		2,271		269
Other current assets	7,635		5,710		5,797		1,838
Allowance for doubtful accounts	(448)		(360)		(505)		57
Total current assets	158,189	53.6	154,747	54.6	163,686	54.7	(5,497)
Fixed assets:
Tangible assets	107,550	36.4	98,903	34.9	106,462	35.6	1,088
Buildings and structures	29,194		28,556		28,570		624
Machinery and vehicles	33,654		29,612		33,556		98
Tools, furniture and fixtures	10,767		9,093		11,889		(1,122)
Land	27,648		26,585		26,700		948
Construction in progress	6,285		5,055		5,744		541
Intangible assets	11,085	3.8	13,961	4.9	12,659	4.3	(1,574)
Goodwill	299		440		359		(60)
Difference between net assets of consolidated subsidiaries and investment cost	10,084		12,863		11,587		(1,503)
Others	700		657		711		(11)
Investments and other assets	18,289	6.2	15,757	5.6	16,189	5.4	2,100
Investment securities	8,803		9,768		8,530		273
Others	4,633		3,199		3,253		1,380
Deferred income taxes	5,473		3,551		5,021		452
Allowance for doubtful accounts	(620)		(761)		(615)		(5)
Total fixed assets	136,926	46.4	128,623	45.4	135,311	45.3	1,615
Deferred charges	13	0.0	21	0.0	15	0.0	(2)
Total assets	295,128	100.0	283,392	100.0	299,013	100.0	(3,885)

Liabilities and Shareholders’ Equity
Japanese yen (Millions)
September 30	September 30	March 31	Amount change
2002	2001	2002
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	49,627		47,913		48,470		1,157
Short-term borrowings	58,417		57,718		59,428		(1,011)
Current portion of long-term debt	3,166		4,484		3,863		(697)
Current portion of convertible bond	10,168		-		9,832		336
Income taxes payable	2,320		1,695		4,160		(1,840)
Deferred income taxes	0		189		0		0
Accrued bonus to employees	3,788		3,289		3,188		600
Other current liabilities	14,543		14,450		14,359		184
Total current liabilities	142,032	48.1	129,743	45.8	143,303	47.9	(1,271)
Non-current liabilities:
Convertible bonds	13,978		24,177		14,324		(346)
Long-term debt	3,958		3,541		5,002		(1,044)
Deferred income taxes	1,204		1,310		1,263		(59)
Accrued severance and benefit costs	8,366		7,798		7,630		736
Accrued retirement benefit to directors	1,221		1,164		1,242		(21)
Others	1,027		1,207		1,139		(112)
Total non-current liabilities	29,756	10.1	39,200	13.8	30,602	10.3	(846)
Total liabilities	171,789	58.2	168,943	59.6	173,905	58.2	(2,116)
Minority interests	35,126	11.9	34,025	12.0	35,556	11.9	(430)
Shareholders’ equity:
Common stock	26,473	9.0	26,458	9.3	26,468	8.8	5
Additional paid-in capital	26,348	8.9	26,323	9.3	26,333	8.8	15
Land revaluation reserve	(701)	(0.3)	(700)	(0.2)	(700)	(0.2)	(1)
Retained earnings	41,047	13.9	34,645	12.2	39,134	13.1	1,913
Net unrealized loss on securities	(98)	(0.0)	(896)	(0.3)	(312)	(0.1)	214
Foreign currency translation adjustment	(4,835)	(1.6)	(5,405)	(1.9)	(1,364)	(0.5)	(3,471)
Treasury stock	(21)	(0.0)	(0)	(0.0)	(9)	(0.0)	(12)
Total shareholders’ equity	88,212	29.9	80,424	28.4	89,551	29.9	(1,339)
Total liabilities and shareholders’ equity shareholders’ equity	295,128	100.0	283,392	100.0	299,013	100.0	(3,885)

2)

55

Consolidated Statements of Income

Japanese yen (Millions)
September 30,	Increase or decrease	2002/ 2001%	March 31,
2002	2001	2002

55

	Amount	%	Amount	%			Amount	%
Net sales	146,724	100.0	135,174	100.0	11,550	108.5	281,069	100.0
Cost of sales	118,480	80.8	111,218	82.3	7,262	106.5	229,433	81.6
Gross profit	28,244	19.2	23,956	17.7	4,288	117.9	51,635	18.4
Selling, general and administrative expenses	17,911	12.2	17,765	13.1	146	100.8	35,428	12.6
(Including Amortization of consolidation difference)	1,651		1651		0	100.0	3,459
Operating income	10,333	7.0	6,190	4.6	4,143	166.9	16,206	5.8
Other income	1,187	0.8	1,277	0.9	(90)	93.0	4,604	1.6
Interest income	195		349		(154)	55.9	567
Dividend income	131		113		18	115.9	189
Amortization of consolidation difference	122		100		22	122.0	246
Foreign currency transaction gains, net	-		-		-	-	2,357
Other	739		712		27	103.8	1,242
Other expenses	5,198	3.5	2,426	1.8	2,772	214.3	3,152	1.1
Interest expenses	463		751		(288)	61.7	1,337
Foreign currency transaction loss	3,289		683		2,606	481.6	-
Equity in loss of affiliates	72		156		(84)	46.2	227
Loss on write-off of inventory	874		259		615	337.5	463
Other	416		575		(76)	86.8	1,124
Recurring profit	6,322	4.3	5,041	3.7	1,281	125.4	17,658	6.3
Extraordinary gains	119	0.1	154	0.1	(35)	77.3	1,901	0.7
Gain on sale of fixed assets	31		-		31	-	86
Gain on sale of investment securities	0		58		(58)	0.0	-
Gain on sale of investment in affiliates	34		-		34	-	49
Recovery of loss on the investment of Princeton Notes	-		-		-	-	1,618
Other, net	53		96		(43)	55.2	147
Extraordinary losses	1,377	0.9	2,344	1.7	(967)	58.7	7,842	2.8
Loss on disposal of property, plant and equipment	558		253		305	220.6	2,203
Loss on write-down of investment securities	19		916		(897)	2.1	3,266
Amortization of net transition obligation	731		730		1	100.1	1,468
Loss on restructuring business	-		349		(349)	-	403
Other	67		94		(27)	71.3	501
Income before income taxes and minority interests	5,064	3.5	2,851	2.1	2,213	177.6	11,717	4.2
Income taxes (Current)	2,358	1.6	1,666	1.2	692	141.5	6,287	2.3
Income taxes (Deferred)	(924)	(0.6)	(611)	(0.5)	(313)	151.2	(2,959)	(1.1)
Minority interests in subsidiaries	1,013	0.7	782	0.6	231	129.5	1,928	0.7
Net income	2,616	1.8	1,014	0.8	1,602	258.0	6,461	2.3

3) Consolidated Statements of Retained Earnings

Japanese yen (Millions)
September 30	March 31
	2002	2001	2002
Retained earnings at beginning of period	-	34,539	34,539
Decrease in retained earnings	-	908	1,866
Dividend payments	-	794	1,747
Bonuses to directors	-	109	109
Decrease resulting from increase in consolidated subsidiaries	-	3	3
Decrease resulting from increase in consolidated subsidiaries	-	-	3
Decrease resulting from increase in accounted for by the equity method	-	0	0
Net income	-	1,014	6,461
Retained earnings at end of period	-	34,645	39,134

 (Additional paid-in capital)

Additional paid-in capital at beginning of period	26,333	-	-
Increase in additional paid-in capital	14	-	-
Newly issuance stocks	4	-	-
Increase by merged subsidiary	9
additional paid-in capital at end of period	26,348
(Retained Earnings)
Retained earnings at beginning of period	39,134	-	-
Increase in retained earnings	2,648	-	-
Increase resulting from increase in consolidated subsidiaries	32	-	-
Net income	2,616	-	-
Decrease in retained earnings	735	-	-
Dividend payments	635	-	-
Bonuses to directors	99	-	-
Decrease resulting from decrease in consolidated subsidiaries	0	-	-
Retained earnings at end of period	41,047	-	-

55

4) Consolidated Statements of Cash Flows

Japanese yen (Millions)
Six months ended September 30,	Increase or decrease	Year ended March 31,
	2002	2001		2002
Cash flows from operating activities:
Net income before income taxes and minority interests	5,064	2,851	2,213	11,717
Depreciation	7,282	6,053	1,229	13,366
Amortization of consolidation difference	1,529	1,551	(22)	3,212
Provision for doubtful accounts	(36)	(199)	163	(228)
Accrued severance and benefit cost	748	676	72	446
Provision for bonuses	618	(13)	631	(137)
Interest and dividend income	(326)	(463)	137	(757)
Interest expenses	463	751	(288)	1,337
Exchange loss (gain)	779	(513)	1,292	(193)
Equity in loss of affiliates	72	156	(84)	227
Gain on valuation of derivatives	-	(6)	6	-
Gain on sales of marketable securities	0	(5)	5	-
Gain on sales of investment in securities	60	(58)	118	-
Loss on write-down of investment in securities	20	916	(896)	3,266
Loss on sale of property, plant and equipment	19	70	(51)	39
Loss on disposal of property, plant and equipment	507	183	324	2,077
Increase in notes and accounts receivable	(2,335)	4,012	(6,347)	8,433
Increase in inventories	(127)	4,526	(4,653)	9,892
Increase in notes and accounts payable	4,776	(9,150)	13,926	(13,359)
Directors’ bonuses	(144)	(180)	36	-
Increase (decrease) in accounts payable	(173)	(809)	636	-
Loss on restructuring business	-	349	(349)	403
Recovery of loss on the investment of Princeton Notes	-	-	-	(1,618)
Other, net	(2,483)	42	(2,525)	(807)
Sub-total	16,281	10,741	5,540	37,318
Interest and dividend income received	328	476	(148)	763
Interest expenses paid	(338)	(641)	(303)	(1,287)
Recovery of loss on the investment of Princeton Notes	-	-	-	1,618
Income taxes paid	(4,519)	(7,424)	2,905	(9,654)
Net cash provided by operating activities	11,751	3,152	8,599	28,758
Cash flows from investing activities:
Fixed deposits over three months	238	(1)	239	(199)
Payments for purchase of marketable securities	(15)	-	(15)	(11)
Proceeds from sales of marketable securities	85	5	80	240
Payments for purchase of property, plant and equipment	(12,429)	(12,729)	237	(24,517)
Proceeds from sales of property, plant and equipment	188	2,081	(1,893)	2,202
Payments for purchase of investments in securities	(1,372)	(400)	(1,372)	(753)
Proceeds from sale of investments in securities	116	152	(36)	596
Payments for additional investments in subsidiaries	(862)	(2,015)	1,153	(2,735)
Proceeds from sales of investments in subsidiary	11	214	(203)	214
Disbursement of loan receivables	(40)	(29)	(11)	(209)
Collection of loan receivables	27	58	(31)	265
Other	(131)	205	(336)	(247)
Net cash used in investing activities	(14,246)	(12,457)	(1,789)	(25,155)
Cash flows from financing activities:
Increase in short-term borrowings	861	1,200	(339)	348
Issuance of long-term debt	2,596	33	2,563	3,392
Payments of long-term debt	(4,102)	(2,076)	(2,026)	(4,862)
Issuance of common stock to minority interests	13	-	13	5
Dividends paid	(635)	(794)	159	1,747
Payment of dividends to minority interests	(311)	(466)	155	(792)
Other	12	4	(15)	(9)
Net cash used in (provided) financing activities	(1,590)	(2,099)	509	3,664
Effect of exchange rate changes on cash and cash equivalents	(1,939)	(148)	(1,791)	1,747
Net increase in cash and cash equivalents	(6,025)	(11,552)	5,527	1,685
Cash and cash equivalents at beginning of year	53,586	51,925	1,661	51,925
Cash and cash equivalents at end of year	47,560	40,372	7,188	53,586

5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.

Scope of consolidation:

(1) Number of consolidated subsidiaries: 51

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

   Newly consolidated: 5

       Nidec (New Territories) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa

       Sales Co., Ltd.,  Nidec Copal Electronics (Shanghai) Co., Ltd.

   Excluded from consolidation: 2

Nidec Electronics Corporation, Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

     Copal Research & Development Co., Ltd

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co.,Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2)

Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from

September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date of Nidec America Corporation is September 29, Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and four other consolidated subsidiaries is June 30, and the closing date for Nidec Power Motor Corporation and its subsidiary is September 20. The interim financial statements as of each company’s closing date are used for the consolidation. Any significant transaction that occurs between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards

(1) Valuation method of major assets

‡@

Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (six months ended September 30, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

‡A

Derivatives: Stated at fair value

‡B

Inventories

Fifteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

‡@

Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

‡A

Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

‡@

Allowances for doubtful accounts : Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

‡A

Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

‡B

Provision for employees’ retirement benefits: Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2002. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, Nidec Electronics Corporation, Nidec Potrans Corporation and Nidec-Kyori Corporation	Recognized in previous years.	2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except 4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except 969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except 714 million, which was recognized when the company contributed its assets to the pension trust fund.	1,111 million
Nidec-Read Corporation	Being recognized over 3 years	39 million
Nidec Shibaura Corporation	Being recognized over 5 years	1,442 million
Total		15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

‡C

Provision for retirement allowances for directors and corporate auditors : Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2002.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2002, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6)

Derivatives and hedging activities

‡@Accounting for Hedge: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

‡AMethod and object of hedge

(a)

Method of hedge

       Forward exchange contracts, interest swaps

(b)

Object of hedge

       Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

‡B Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

‡C Evaluation of effectiveness of hedge accounting: Regarding assets from currency fluctuations, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. Nidec Copal Electronics Corporation verifies the correlation by fluctuation rates between gains and losses on floating interest rates of borrowed money (object of hedge) and gains and losses on floating interest rates of receivables in interest swap transactions (method of hedge) to evaluate the effectiveness of the hedge accounting.

(7) Accounting for consumption taxes:

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

Additional note:

“Accounting Standards for the Company’s Own Shares and the Withdrawal of Legal Reserve”(Accounting Standard Board of Japan) has been applied to our current interim consolidated financial statements. In addition, due to an amendment to “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the section regarding shareholder’s equity in these interim consolidated financial statements has been prepared in accordance with the amended “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

55

NOTES TO THE CONSOLIDATED BALANCE SHEETS

Related to Consolidated Balance Sheets as of September 30, 2002

1)

Accumulated depreciation of tangible assets

Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Accumulated depreciation of tangible assets	84,056	79,226	82,633

2)

Assets pledged as collateral and secured liability

Japanese yen (Millions)
As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Land	@ 745	(476)	745	(476)	745	(476)
Buildings	1,228	(1,080)	1,313	(1,161)	1,263	(1,115)
Machinery and equipment	196	(135)	280	(221)	210	(161)
Tools, furniture and fixtures	4	(4)	4	(4)	4	(4)
Investment in securities	1,544	(-)	1,752	(-)	1,474	(-)
Total	3,720	(1,696)	4,097	(1,863)	3,699	(1,757)
Secured liabilities with respect to the foregoing:
Short-term debt	59	(-)	357	(-)	64	(-)
Current portion of Long- term debt	769	(268)	1,007	(507)	927	(425)
Long-term debt	602	(-)	1,346	(268)	1,136	(84)
Total	1,431	(268)	2,711	(775)	2,128	(509)

Parenthetic figures above show mortgage of factory foundation or its liabilities.

3)

Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
East Pacific Funding Corporation, Tokyo Branch Office	-	1,221	1,213
Okaya Seiken kabushiki	-	120	-

kaisha

Related to Consolidated Statements of Cash Flows

Six months ended September 30, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended on September 30, 2002 is as follows:

Cash and deposits original maturities of three months or less

 47,462 million

Fixed deposits                                          (116)

Marketable securities

              214 million

Cash and cash equivalents

                                47,560 million

Six months ended September 30, 2001

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2001 is as follows:

Cash and deposits original maturities of three months or less

 38,131 million

Fixed deposits                                          (116) million

  Marketable securities

2,357 million

Cash and cash equivalents

 40,372 million

Year ended March 31, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2002 is as follows:

Cash and deposits original maturities of three months or less    53,807 million

Fixed deposits                                          (221) million

Cash and cash equivalents                               53,586 million

NOTES TO LEASES

1)

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2001

(1)

Acquisition costs, accumulated depreciation and net leased property

Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	2,962	796	2,165
Tools, furniture and fixtures	3,264	1,846	1,418
Other intangible assets	604	366	237
Total	6,831	3,010	3,821

(2)

Future lease payments at the interim balance sheet date

Due within one year

 1,070 million

Due after one year

 2,750 million

  Total

 3,821 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3)

Lease payments and depreciation

Lease payments

 585 million

Depreciation

 585 million

(4)

Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1)

Acquisition costs, accumulated depreciation and net leased property

Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	2,822	962	1,859
Tools, furniture and fixtures	2,923	1,793	1,129
Other intangible assets	513	335	177
Total	6,259	3,091	3,167

(2) Future lease payment at the interim balance sheet date

Due within one year

 900 million

Due over one year

 2,266 million

  Total

 3,167 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3)

 Lease payments and depreciation

Lease payments

 535 million

Depreciation

 535 million

(4)

Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2002

(1)

Acquisition costs, accumulated depreciation and net leased property

Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	2,772	819	1,952
Tools, furniture and fixtures	3,064	1,898	1,166
Other intangible assets	592	366	225
Total	6,429	3,084	3,345

(2)

Future lease payment at the interim balance sheet date

Due within one year

 979 million

Due over one year

 2,365 million

  Total

 3,345 million

Note: Due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(3)

55

Lease payments and depreciation

Lease payments

 1,161 million

Depreciation

 1,161 million

(4)

Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2) Operating leases (Lessee)

Six months ended September 30, 2001

Future lease payments

Due within one year

 218 million

Due over one year

994 million

       Total

   1,213 million

Six months ended September 30, 2002

Future lease payments

Due within one year

 216 million

Due over one year

834 million

 Total

  1,050 million

Year ended March 31, 2001

Future lease payments

Due within one year

 337 million

Due over one year

932 million

       Total

 1,270 million

3) Operating leases (Lessor)

Six months ended September 30, 2001

Future lease payments

Due within one year

 3 million

Due over one year

22 million

Total

 26 million

Six months ended September 30, 2002

Future lease payments

Due within one year

 18 million

Due over one year

100 million

Total

 118 million

Year ended March 31, 2002

Future lease payments

Due within one year

 19 million

Due over one year

119 million

Total

 139 million

55

6jCONSOLIDATED STATEMENTS OF INCOME

SECOND QUARTER ENDED SEPTEMBER 30, 2002 AND 2001

(FROM JULY 1 TO SEPTEMBER 30)

Japanese yen (Millions)
Second quarter ended September 30	Increase or decrease	% increase	First quarter ended June 30,
2002	2001	2002
	Amount	%	Amount	%			Amount	%
Net sales	73,109	100.0	68,115	100.0	4,994	7.3	73,614	100.0
Cost of sales	59,077	80.8	55,586	81.6	3,491	6.3	59,403	80.7
Gross profit	14,032	19.2	12,529	18.4	1,503	12.0	14,211	19.3
Selling, general and administrative expenses	8,933	12.2	8,832	13.0	101	1.1	8,977	12.2
(Including Amortization of consolidation difference )	825		802		23		825
Operating income	5,099	7.0	3,696	5.4	1,403	38.0	5,234	7.1
Other income	1,035	1.4	722	1.1	313	43.4	472	0.6
Interest earned	83		146		(63)		112
Dividend income	72		78		(6)		59
Gain on sale of investment securities	0		6		(6)		-
Amortization of consolidation difference	63		100		(37)		58
Foreign exchange gains, net	319		(14)		333		-
Other, net	496		404		92		242
Other expenses	1,401	1.9	1,558	2.3	(157)	(10.1)	4,117	5.6
Interest expenses	207		341		(134)		255
Foreign exchange loss	-		683		(683)		3,609
Equity in loss of affiliates	33		60		(27)		38
Write-off of inventories	840		218		622		44
Other, net	319		254		65		169
Recurring profit	4,733	6.5	2,859	4.2	1,874	65.5	1,588	2.1
Extraordinary gains	64	0.1	(4)	(0)	68	(1700.0)	54	0.1
Gain on sale of fixed assets	15		(3)		18		15
Gain on sale of investment securities	0		(53)		53		-
Gain on sale of investment in affiliates	34		-		34		-
Equity in earnings (losses) of affiliates	-		0		(0)		-
Other, net	14		51		(37)		39
Extraordinary losses	712	1.0	1,919	2.8	(1,207)	(62.9)	664	0.9
Loss on disposal of property, plant and equipment	351		233		118		206
Loss on valuation of investment Securities	(5)		910		(915)		24
Loss on sale of investment securities	0		0		0		60
Amortization of net transition obligation	366		365		1		365
Loss on restructuring business	-		349		(349)		-
Other	0		60		(60)		6
Income before income taxes and minority interests	4,085	5.5	935	1.4	3,150	336.9	978	1.3
Income taxes (Current)	1,864	2.5	591	0.9	1,273	215.4	494	0.7
Income taxes (Deferred)	(718)	(1.0)	(379)	(0.6)	(339)	89.4	(205)	(0.3)
Minority interests in subsidiaries	705	1.0	245	0.4	460	187.8	307	0.4
Net income	2,234	3.1	477	0.7	1,757	368.3	382	0.5

55

5. BUSINESS SEGMENT INFORMATION

1) Business Segment Information

Japanese yen (Millions)
Six months ended September 30, 2002
Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	83,604	18,960	15,571	28,588	146,724	-	146,724
Intersegment	3	4	3,906	271	4,186	(4,186)	-
Total	83,608	18,965	19,478	28,859	150,911	(4,186)	146,724
Operating expenses	74,517	19,178	18,541	26,747	138,984	(2,592)	136,391
Operating income	9,090	(213)	936	2,112	11,927	(1,593)	10,333

Japanese yen (Millions)
Six months ended September 30, 2001
Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	68,605	18,309	18,832	29,426	135,174	-	135,174
Intersegment	19	30	5,388	293	5,731	(5,731)	-
Total	68,625	18,339	24,221	29,719	140,905	(5,731)	135,174
Operating expenses	62,694	18,413	23,882	28,006	132,996	(4,013)	128,983
Operating income	5,930	(74)	339	1,713	7,908	(1,717)	6,190

Japanese yen (Millions)
Year ended March 31, 2002
Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	155,640	36,220	33,841	55,365	281,069	-	281,069
Intersegment	100	37	9,841	559	10,539	(10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	15,747	(503)	1,507	2,867	19,619	(3,412)	16,206

55

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1)

Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2)

Mid-size motors: Motors for home appliances, automobiles and industrial use

(3)

Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors, power transmission equipment

(4)

Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

Japanese yen (Millions)
Six months ended September 30,	Year ended March 31,
	2002	2001	2002
Amount of unallocated expenses included in Elimination/Corporate	1,194	1,310	2,433	Expenses derived from the over-head department of the parent company’s administration and accounting divisions

2) Geographic Segment Information

Japanese yen (Millions)
Six months ended September 30, 2002
Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	89,074	4,608	49,818	3,223	146,724	-	146,724
Intersegment	40,157	573	62,118	100	102,949	(102,949)	-
Total	129,232	5,181	111,937	3,323	249,674	(102,949)	146,724
Operating expenses	123,544	5,033	105,868	3,252	237,699	(101,308)	136,391
Operating income	5,687	148	6,068	70	11,974	(1,641)	10,333

55

Japanese yen (Millions)
Six months ended September 30, 2001
Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	87,943	5,320	39,244	2,665	135,174	-	135,174
Intersegment	33,107	371	48,609	9	82,098	(82,098)	-
Total	121,051	5,692	87,854	2,675	217,273	(82,098)	135,174
Operating expenses	117,130	5,936	83,898	2,603	209,570	(80,586)	128,983
Operating income	3,920	(244)	3,955	71	7,703	(1,512)	6,190

Japanese yen (Millions)
Year ended March 31, 2002
Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	174,842	10,749	89,786	5,689	281,069	-	281,069
Intersegment	75,930	979	112,121	16	189,047	(189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	9,542	(611)	10,514	138	19,583	(3,376)	16,206

Notes:

1.

Regions are based on geographic vicinity.

2.

Main countries or region pertaining to each classification:

(1)

North America: United States

(2)

Asia: Singapore, Thailand, China, Philippines

(3)

Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

Japanese yen (Millions)
Six months ended September 30	Year ended March 31,
	2002	2001	2002
Amount of unallocated expenses included in Elimination/Corporate	1,194	1,310	2,433	Expenses incurred from the overhead department of the parent company’sadministration and accounting divisions

55

3) Overseas sales (Consolidated)

Japanese yen (Millions), %
Six months ended September 30, 2002
North America	Asia	Other	Total
Overseas sales	4,923	74,814	4,216	83,951
Consolidated sales	-	-	-	146,724
Overseas sales to consolidated sales	3.3%	51.0%	2.9%	57.2%

Japanese yen (Millions), %
Six months ended September 30, 2000
North America	Asia	Other	Total
Overseas sales	4,504	60,232	5,057	69,794
Consolidated sales	-	-	-	135,174
Overseas sales to consolidated sales	3.3%	44.6%	3.7%	51.6%

Japanese yen (Millions), %
Year ended March 31, 2001
North America	Asia	Other	Total
Overseas sales	10,902	137,633	7,707	156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

Notes:

1.

The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1)

Method of classification: based on geographic vicinity

(2)  Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

55

6. MARKETABLE SECURITIES

1. Held-to-Maturity Marketable Securities with fair value

Japanese yen (Millions)
Six-months ended September 30,2002	Six-months ended September 30,2001	Year ended March 31, 2002
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	59	59	(0)	142	143	0	143	142	(0)
Total	59	59	(0)	142	143	0	143	142	(0)

2. Other Marketable Securities with fair value

Japanese yen (Millions)
Six-months ended September 30,2002	Six-months ended September 30,2001	Year ended March 31, 2002
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
Equity securities	6,919	6,935	15	9,261	7,522	(1,738)	6,809	6,290	(519)
Bonds
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	35	36	1	37	39	2	37	38	1
Others	-	-	-	-	-	-	-	-	-
Other securities	157	130	(27)	1,287	1,089	(198)	309	254	(54)
Total	7,113	7,102	(10)	10,586	8,652	(1,934)	7,156	6,583	(572)

3. Marketable Securities not practicable to fair value

Japanese yen (Millions unless indicated)
	Six months ended September 30	Six months ended September 30	Year ended March 31
	2002	2001	2002
Held-to-maturity bonds	0	0	0
Other securities
Unlisted stock (excluding the over-the-counter stock)	320	745	429
Unlisted foreign stock	75	-	82
Unlisted foreign bonds	-	110	-
Money Management Funds	-	1,446	-
Medium-term government bond funds	-	302	-
Discount bank debentures	9	9	9
Others	603	348	578

7. DERIVATIVE INSTRUMENTS

Condition of Agreements for Derivative Instruments, Fair Values and Unrealized Gain or Loss

As of September 30, 2002

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	677	682	13
	Euro	38	40	1
	Sale
	U.S. dollars	46	46	(0)
Interest rates	Interest cap transactions	3,000	0	-
Total	3,762	769	14

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of March 31, 2002

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	-	-	-
	Euro	34	35	1
	Sale
	U.S. dollars	16	16	0
Interest rates	Interest cap transactions	3,000	0	-
	Interest swaps
	Fluctuating receivables, fixed payables	-	-	-
Total	3,051	52	1

Notes:

1.

Fair values are calculated based on quotes from financial institutions.

2.

Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2001

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	100	100	(0)
Interest rates	Interest cap transactions	3,000	0	-
	Interest swaps
	Fluctuating receivables, fixed payables	1,000	(9)	(9)
Total	4,100	90	(9)

Notes:

1.Fair values are based on quotes from financial institutions.

2.Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(FIRST HALF ENDED SEPTEMBER 30, 2002)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 29, 2002

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1.

Interim Non-Consolidated Financial Performance (from April 1, 2002 to September 30, 2002)

(1) Results of Operations

Japanese yen (Millions unless indicated)
Six months ended September 30	Year ended March 31
	2002	2001	2002
Net sales	66,153	53,202	124,884
Percent change from the previous period	24.3%	15.2%	25.4%
Operating income	2,483	875	4,100
Percent change from the previous period	183.8%	43.7%	368.0%
Recurring profit	4,033	3,805	11,242
Percent change from the previous period	6.0%	15.3%	34.9%
Net income	2,874	2,557	7,316
Percent change from the previous period	12.4%	5.5%	35.0%
Net income per share (Yen)	45.22	40.24	115.11

Notes:

1.

Average number of shares issued and outstanding at the beginning and end of the period:

63,565,630 shares for the six months ended September 30, 2002

63,551,872 shares for the six months ended September 30, 2001

63,555,178 shares for the year ended March 31, 2002

2.

Change in accounting method: Non-applicable

3.

Percentage change of net sales, operating income and net income are indicated in comparison with the same period of the previous fiscal year.

55

(2) Dividends

Japanese yen (Yen)
	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
Dividend per share (interim)	10	15.00	-
Dividend per share (annual)	-	-	25.00

(3) Financial Position

Japanese yen (Millions, unless indicated)
September 30	March 31
	2002	2001	2002
Total assets	166,650	153,343	165,253
Shareholders’ equity	87,050	80,272	84,624
Shareholders’ equity to total assets	52.2%	52.3%	51.2%
Shareholders’ equity per share (Yen)	1,369.46	1,263.09	1,331.35

Note:

Number of shares issued and outstanding at the end of the respective period (consolidated):

63,565,971 shares at September 30, 2002

63,552,767 shares at September 30, 2001

63,562,481 shares at March 31, 2002

2.

Forecast of Non-Consolidated Financial Performance

(For the year ending March 31, 2003 )

Japanese yen (Millions)
Net sales	130,000
Operating income	4,500
Ordinary income	7,500
Net income	6,500
Dividend per share (At year end)	10.00
Dividend per share (Annual)	20.00

Reference: Forecast net income per share for the year is 102.26 yen.

55

9. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Japanese yen (Millions)
September 30	September 30	March 31	Amount change
2002	2001	2002

55

	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	18,302		15,711		17,590		712
Notes receivable	2,058		4,761		6,222		(4,164)
Accounts receivable	36,707		28,411		35,947		760
Current portion of Bonds issued by affiliates	796		-		-		796
Treasury stock	-		0		-		-
Finished products	2,232		2,054		2,358		(126)
Raw materials	68		93		36		32
Work in process	209		318		178		31
Supplies	55		115		55		0
Advances	59		56		65		(6)
Prepaid expenses	217		211		86		131
Deferred income taxes	1,107		716		1,529		(422)
Short-term loans to affiliates	2,729		2,228		2,329		400
Other receivables	5,159		6,168		5,545		(386)
Other current assets	24		41		24		0
Allowance for doubtful accounts	(218)		(189)		(231)		13
Total current assets	69,510	41.7	60,702	39.6	71,740	43.4	(2,230)
Fixed assets:
Tangible assets	20,259	12.2	18,845	12.3	17,375	10.5	2,884
Buildings	4,491		5,072		4,202		289
Structures	141		144		129		12
Machinery and equipment	1,584		2,217		1,706		(122)
Vehicles and delivery equipment	13		3		3		10
Tools, furniture and fixtures	1,060		1,142		1,040		20
Land	10,168		8,884		8,884		1,284
Construction in progress	2,800		1,379		1,409		1,391
Intangible assets	424	0.2	524	0.3	464	0.3	(40)
Goodwill	299		419		359		(60)
Patents	0		0		0		0
Software	84		68		68		16
Telephone subscription rights	23		19		19		4
Facility use rights	15		16		15		0
Investments and other assets	76,455	45.9	73,271	47.8	75,672	45.8	783
Investment securities	5,269		5,855		5,015		254
Investment securities of affiliates	61,378		58,554		60,796		582
Bonds issued by affiliates	-		792		794		(794)
Investments other than securities	118		159		118		0
Investment in affiliates	6,728		5,819		6,041		687
Bankruptcy and other claims	491		495		859		(368)
Long-term prepaid expenses	6		14		11		(5)
Deferred income taxes	2,843		1,961		2,687		156
Other (investments)	109		256		103		6
Allowance for doubtful accounts	(491)		(637)		(756)		265
Total fixed assets	97,139	58.3	92,641	60.4	93,512	56.6	3,627
Total assets	166,650	100.0	153,343	100.0	165,253	100.0	1,397
Liabilities and Shareholders’ Equity
Japanese yen (Millions)
September 30	September 30	March 31	Amount change
2002	2001	2002
	Amount	%	Amount	%	Amount	%
Current liabilities
Notes payable	3,778		3,556		4,353		(575)
Accounts payable	21,954		16,018		19,317		2,637
Short-term borrowings	20,474		19,432		20,526		(52)
Current portion of long-term debt	1,053		1,048		1,048		5
Current portion of Convertible bonds	10,156		-		9,820		336
Accrued liabilities	3,244		3,672		4,186		(942)
Accrued expenses	399		361		329		70
Income taxes payable	245		339		2,486		(2,241)
Advances received	1		1		1		0
Deposits received	174		139		158		16
Deferred income	6		5		5		1
Accrued bonuses to employees	826		722		718		108
Notes payable for construction	91		97		9		82
Derivative debt	-		9		-		-
Total current liabilities	62,406	37.5	45,404	29.6	62,962	38.1	(556)
Non-current liabilities
Convertible bonds	13,978		24,165		14,324		(346)
Long-term debt	1,723		2,754		2,455		(732)
Accrued severance and benefit costs	939		277		385		554
Accrued retirement benefit to directors	520		470		502		18
Others	31		-		-		31
Total fixed liabilities	17,193	10.3	27,667	18.1	17,666	10.7	(473)
Total liabilities	79,599	47.8	73,071	47.7	80,628	48.8	(1,029)
Shareholders’ equity
Common stock	26,473	15.9	26,458	17.2	26,468	16.0	5
Additional paid-in capital	26,348	15.8	26,323	17.2	26,333	15.9	14
Legal reserve l	-	-	720	0.5	720	0.4	(720)
Land revaluation reserve	(701)	(0.4)	-	-	-	-	(701)
Retained earnings	34,999	21.0	-	-	-	-	34,999
Legal reserve l	720		-		-		720
Reserve for general purpose	29,050		-		-		29,050
Unappropriated retained earnings	5,228		-		-		5,228
(of which, Net income)	2,874		-		-		2,874
Revaluation reserve	-	-	(700)	(0.5)	(700)	(0.4)	700
Retained earnings	-	-	28,211	18.4	32,016	19.4	(32,016)
Reserve for general purpose	-		23,450		23,450		(23,450)
Unappropriated retained earnings	-		4,761		8,566		(8,566)
(of which, Net income)	-		2,557		7,316		(7,316)
Net unrealized loss on securities	(47)	(0.1)	(740)	(0.5)	(205)	(0.1)	158
Treasury stock	(21)	(0.0)	-	-	(9)	(0.0)	(12)
Total shareholders’ equity	87,050	52.2	80,272	52.3	84,624	51.2	2,426
Total liabilities and shareholders’ equity	166,650	100.0	153,343	100.0	165,253	100.0	1,397

NON-CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

Japanese yen (Millions)
September 30,	Increase or decrease	% increase	March 31,
2002	2001	2002
	Amount	%	Amount	%			Amount	%
Net sales	66,153	100.0	53,202	100.0	12,951	24.3	124,884	100.0
Cost of sales	58,939	89.1	48,397	91.0	10,542	21.8	112,548	90.1
Gross profit	7,214	10.9	4,805	9.0	2,409	50.1	12,335	9.9
Selling, general and administrative expenses	4,731	7.1	3,929	7.4	802	20.4	8,234	6.6
Operating income	2,483	3.8	875	1.6	1,608	183.8	4,100	3.3
Other income	3,763	5.7	3,981	7.5	(218)	(5.5)	8,336	6.7
Interest income	74		192		(118)		278
Interest on investment securities	12		-		12		-
Dividend income	3,396		3,561		(165)		6,484
Foreign currency transaction gains, net	-		-		-		1,146
Other	279		227		52		427
Other expenses	2,213	3.4	1,051	1.9	1,162	110.6	1,195	1.0
Interest expenses	106		279		(173)		457
Discount allowed	0		45		(45)		46
Interest on corporate bonds	56		56		0		113
Foreign currency transaction loss	1,888		346		1,542		-
Other	161		322		(161)		578
Recurring profit	4,033	6.1	3,805	7.2	228	6.0	11,242	9.0
Extraordinary gains	36	0.1	27	0.0	9	33.3	1,649	1.3
Gain on sale of fixed assets	4		0		4		7
Gain on sale of investment securities	-		2		(2)		-
Gain on sale of investment in affiliates	11		23		(12)		23
Gain on reversal of allowance for doubtful accounts	20		1		19		-
Recovery of loss on the investment of Princeton Notes	-		-		-		1,618
Extraordinary losses	122	0.2	982	1.8	(860)	(87.6)	3,758	3.0
Loss on disposal of property, plant and equipment	61		77		(16)		917
Loss on write-down of investment securities	0		125		(125)		1,868
Loss on sale of investment in affiliates	60		-		60		75
Loss on restructuring business	-		779		(779)		896
Other	-		0		(0)		0
Income before income taxes	3,947	6.0	2,850	5.4	1,097	38.5	9,132	7.3
Income taxes (Current)	379	0.6	429	0.8	(50)		3,881	3.1
Income taxes (Deferred)	693	1.1	(135)	(0.2)	828		(2,065)	(1.7)
Net income	2,874	4.3	2,557	4.8	317	12.4	7,316	5.9
Reversal of Land revaluation reserve	1		-		1		-
Retained earnings brought forward from previous period	2,270		2,203		67		2,203
Unappropriated retained earnings from acquired company	82		-		82		-
Dividend for the period	-		-		-		953
Unappropriated retained earnings for the period	5,228		4,761		467		8,566

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(3) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

(1)

Securities

A.

Held-to-maturity securities: Amortized cost method

B.

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

C.

Other securities with fair value: Stated at fair value based on market price at end of the period(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

(2)

Derivatives: Stated at fair value

(3)

Valuation method of inventories:

Finished goods, materials, work in progress: Stated at the lower of cost or market with cost determined using the moving average method

Supplies: Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life  (mainly 5 years).

3. Policy for significant provisions

(1)

Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies :

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by allowed treatment under certain conditions.

(2)

Method and object of hedge

(a)

Method of hedge: Forward exchange contracts, interest cap transactions

(b)

Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3)

Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4)

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. With regard to interest swaps and interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes:

Computed by the net of tax method

Additional note:

“Accounting Standards for the Company’s Own Shares and the Withdrawal of Legal Reserve”(Accounting Standard Board of Japan) has been applied to our current interim consolidated financial statements. In addition, due to an amendment to “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the section of shareholder’s equity in these interim consolidated financial statements has been prepared in accordance with the amended “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

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Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Accumulated depreciation of tangible assets	11,277	12,064	10,107

2. Assets pledged as collateral and secured liability

Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Investment in securities	1,752	1,544	1,474
Secured liabilities with respect to the foregoing:
Short-term debt	-	-	-
Long-term debt	1,400	950	1,400

(In which, current portion of long-term debt)	(450)	(450)	(450)

3. Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Amount of debt securities from bank loans	10,231	10,001	11,933
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd	(US$4,800 th.) 573 (TB1,218,983 th.) 3,279	(US$22,425 th.) 2,749 (TB733,983 th.) 2,077	(US$21,300 th.) 2,838 (TB853,983 th.) 2,613
Nidec (Dalian) Limited	(US$7,500 th.) 895	(US$4,000 th.) 490	(US$6,000 th.) 799
Nidec America Corporation	(US$5,440 th.) 649	(US$4,225 th.) 517	(US$6,000 th.) 799
Nidec Philippines Corporation	(US$18,000 th.) 2,149 312	(US$27,000 th.) 3,310 312	(US$18,000 th.) 2,398 312
Nidec Precision Philippines Corporation	-	300	-
Nidec Tosok (Vietnam) Co., Ltd.	(US$4,752 th.) 567 150	(US$1,996 th.) 244	(US$2,800 th.) 373 167
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$1,900 th.) 226 155	-	(US$1,101 th.) 146 246
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	(US$375 th.) 44 (TB 2,597 th.) 6	-	(US$200 th.) 26
Nidec Singapore Pte. Ltd.	(S$ 13 th.) 0	-	-
(Other)
East Pacific Funding Corporation, Tokyo Branch Office	1,221	-	1,213

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4. Handling of consumption tax

As of September 30, 2001

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of September 30, 2002

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of March 31, 2002

N/A

Note to Non-Consolidated Statements of Income

Depreciation and amortization

Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Tangible assets	744	608	1,499
Intangible assets	67	72	139

Notes to Leases

1.Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2001

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	-	-	-
Tools, furniture and fixtures	1,015	521	493
Software	349	227	121
Total	1,364	749	615

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payments at the interim balance sheet date

Due within one year

 264 million

Due over one year

351 million

  Total

 615 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

 140 million

Depreciation

 140 million

(4)

Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	56	35	21
Tools, furniture and fixtures	1,087	584	502
Software	273	209	63
Total	1,416	829	586

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year

 262 million

Due over one year

 324 million

  Total

 586 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

 156 million

Depreciation

 156 million

(4)Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2002

 (1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	56	30	25
Tools, furniture and fixtures	1,034	584	450
Software	359	263	96
Total	1,450	878	572

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year

 270 million

Due over one year

 302 million

  Total

 572 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments

 311 million

Depreciation

 311 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2001

Future lease payments

Due within one year

  - million

Due over one year

- million

       Total

       - million

Six months ended September 30, 2002

Future lease payments

Due within one year

 3 million

Due over one year

6 million

 Total

  9 million

Year ended March 31, 2001

Future lease payments

Due within one year

 3 million

Due over one year

7 million

       Total

 11 million

Notes To Marketable Securities

As of September 30, 2002

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	42,476	53,919	11,442
Investment in affiliates	-	-	-
Total	42,476	53,919	11,442

As of March 31, 2002

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	42,239	48,707	6,468
Investment in affiliates	-	-	-
Total	42,239	48,707	6,468

As of September 30, 2001

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	41,765	39,035	(2,729)
Investment in affiliates	-	-	-
Total	41,765	39,035	(2,729)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: October 29, 2002

By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning

55